

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 24, 2009

Mr. Alford B. Neely
Chief Financial Officer
CREDO Petroleum Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202-3837

      Re: CREDO Petroleum Corporation
              Schedule 14A
              Filed February 5, 2009
              File No. 000-08877

Dear Mr. Neely:

      We have completed our review of your Schedule 14A and related filings and have no further comments at this time.

                                       Sincerely,

                                   H. Roger Schwall
                                  Assistant Director